Exhibit (a)(1)(D)

Offer to Purchase for Not More Than $150,000,000 in Cash By

Scholastic Corporation of up to 5,555,556 of its Common Shares at a Purchase Price Not Greater Than $31.00 Nor Less Than $27.00 per Common Share

THE OFFER, PRORATION PERIOD AND WITHDRAWAL RIGHTS WILL EXPIRE AT 5:00 P.M., NEW YORK CITY TIME, ON OCTOBER 28, 2010, UNLESS THE OFFER IS EXTENDED OR WITHDRAWN (SUCH DATE, AS IT MAY BE EXTENDED, THE “EXPIRATION DATE”).

September 28, 2010

To Brokers, Dealers, Commercial Banks,

Trust Companies and Other Nominees:

We have been appointed by Scholastic Corporation, a Delaware corporation (the “Company”), to act as Dealer Manager in connection with the Company’s offer to purchase for cash up to 5,555,556 of its common stock, par value $0.01 per share (the “Common Shares”), pursuant to (i) auction tenders at prices specified by the tendering stockholders of not greater than $31.00 nor less than $27.00 per Common Share (“Auction Tenders”), or (ii) purchase price tenders (“Purchase Price Tenders”), in either case upon the terms and subject to the conditions described in the Offer to Purchase, dated September 28, 2010 (the “Offer to Purchase”) and in the Letter of Transmittal (which together, as they may be amended or supplemented from time to time, constitute the “Offer”). Please furnish copies of the enclosed materials to those of your clients for whom you hold Common Shares registered in your name or in the name of your nominee.

After the Expiration Date, the Company will, upon the terms and subject to the conditions of the Offer, determine a single price per Common Share (the “Purchase Price”), which will be not more than $31.00 and not less than $27.00 per Common Share, that it will pay for Common Shares properly tendered in the Offer and not properly withdrawn, taking into account the number of Common Shares tendered pursuant to Auction Tenders and Purchase Price Tenders and the prices specified by stockholders tendering Common Shares pursuant to Auction Tenders. Common Shares tendered pursuant to Purchase Price Tenders will be deemed to have been tendered at a price of $27.00 per Common Share for purposes of determining the Purchase Price (which is the minimum price per Common Share under the Offer). The Purchase Price will be the lowest price per Common Share of not more than $31.00 and not less than $27.00 per Common Share, at which Common Shares have been tendered or have been deemed to be tendered under the Offer, that will enable the Company to purchase the maximum number of Common Shares properly tendered in the Offer and not properly withdrawn having an aggregate purchase price not exceeding $150,000,000. Common Shares properly tendered pursuant to an Auction Tender will only be taken up if the price specified in the Auction Tender is equal to or less than the Purchase Price.

All Common Shares purchased pursuant to the Offer will be purchased at the same Purchase Price regardless of whether the stockholder tendered at a lower price. However, because of proration and conditional tender provisions described in the Offer to Purchase, all of the Common Shares tendered at or below the Purchase Price may not be purchased if more than the number of Common Shares the Company seeks are properly tendered and not properly withdrawn.

Upon the terms and subject to the conditions of the Offer, if the number of Common Shares properly tendered at or below the Purchase Price and not properly withdrawn prior to the Expiration Date would result in an aggregate purchase price of more than $150,000,000, the Company will purchase Common Shares: (i) first, from all other stockholders who properly tender Common Shares at or below the Purchase Price, on a pro rata basis with appropriate adjustments to avoid the purchase of fractional Common Shares (except for stockholders who tendered Common Shares conditionally for which the condition was not satisfied), until the Company has purchased Common Shares resulting in an aggregate purchase price of $150,000,000; and (ii) second, only if necessary to permit the Company to purchase Common Shares resulting in an aggregate purchase price of $150,000,000, from holders who properly tender Common Shares at or below the Purchase Price conditionally (for which the condition was not initially satisfied) by random lot, to the extent feasible. To be eligible for purchase by random lot, stockholders whose Common Shares are conditionally tendered must have properly tendered and not properly withdrawn all of their Common Shares prior to the Expiration Date. See Sections 1, 3, 4 and 6 of the Offer to Purchase.

For your information, and for forwarding to those of your clients for whom you hold Common Shares registered in your name or in the name of your nominee, we are enclosing the following documents:

1. Offer to Purchase, dated September 28, 2010;

2. Letter of Transmittal (including the Form W-9), for your use in accepting the Offer and tendering Common Shares of, and for the information of, your clients (facsimile copies of the Letter of Transmittal, with manual signatures, may be used to tender Common Shares);

3. Letter to Clients, for you to send to your clients for whose accounts you hold Common Shares registered in your name or in the name of a nominee, with an Instruction Form provided for obtaining such client’s instructions with regard to the Offer;

4. Notice of Guaranteed Delivery with respect to Common Shares, to be used to accept the Offer if certificates representing your clients’ Common Share certificates are not immediately available or cannot be delivered to you to be further delivered to the Depositary prior to the Expiration Date (or the procedures for book-entry transfer cannot be completed on a timely basis), or if time will not permit all required documents, including a properly completed and duly executed Letter of Transmittal, to reach the Depositary prior to the Expiration Date; and

5. Return envelope addressed to BNY Mellon Shareowner Services, as the Depositary.

The conditions of the Offer are described in Section 7 of the Offer to Purchase.

Your prompt action is requested. We urge you to contact your clients as promptly as possible. Please note that the Offer, proration period and withdrawal rights will expire at 5:00 P.M., New York City time, on October 28, 2010, unless the Offer is extended or withdrawn. Under no circumstances will the Company pay interest on the Purchase Price (as such term is defined in the Offer to Purchase), even if there is any delay in making payment.

For Common Shares to be tendered properly pursuant to the Offer:

•

the certificates for the Common Shares, or confirmation of receipt of the Common Shares pursuant to the procedure for book-entry transfer set forth in the Offer to Purchase, together with a properly completed and duly executed Letter of Transmittal, or a manually signed facsimile of the Letter of Transmittal, including any required signature guarantees, or an Agent’s Message (as defined in the Offer to Purchase) in the case of a book-entry transfer, and any other documents required by the Letter of Transmittal, must be received prior to the Expiration Date by the Depositary at its address set forth on the back cover page of the Offer to Purchase; or

•	the tendering stockholder must, prior to the Expiration Date, comply with the guaranteed delivery procedure set forth in the Offer to Purchase.

While the Company’s Board of Directors has authorized the Offer, it has not, nor has the Company, the Dealer Manager, the Information Agent or the Depositary made, or is making, any recommendation to your clients as to whether they should tender or refrain from tendering their Common Shares or as to the price or prices at which they may choose to tender their Common Shares. Your clients must make their own decisions as to whether to tender their Common Shares and, if so, how many Common Shares to tender and the price or prices at which their Common Shares should be tendered. In doing so, your clients should read carefully the information in, or incorporated by reference in, the Offer to Purchase and in the Letter of Transmittal, including the purposes and effects of the Offer. See Section 2 of the Offer to Purchase. Your clients are urged to discuss their decisions with their own tax advisors, financial advisors and/or brokers.

The Company will not pay any fees or commissions to brokers, dealers or other persons (other than fees to the Dealer Manager, the Information Agent and the Depositary, as described in the Offer to Purchase) for soliciting tenders of Common Shares pursuant to the Offer. However, the Company will, on request, reimburse you for customary mailing and handling expenses incurred by you in forwarding copies of the enclosed Offer and related materials to your clients. The Company will pay or cause to be paid all stock transfer taxes, if any, on its purchase of Common Shares pursuant to the Offer, except as otherwise provided in the Offer to Purchase (see Section 5 of the Offer to Purchase).

Questions and requests for assistance may be directed to the Dealer Manager or to the Information Agent, and requests for additional copies of the enclosed materials may be directed to the Information Agent, at the telephone numbers and addresses listed below.

The Dealer Manager for the Offer is: Deutsche Bank Securities Inc. 60 Wall Street New York, New York 10005 Call Toll-Free: (877) 221-7676	The Information Agent for the Offer is: BNY Mellon Shareholder Services 480 Washington Blvd., 27th Floor Banks and Brokers Call: (201) 680-6579 All Others Call Toll-Free: (866) 351-2987

Very truly yours,

DEUTSCHE BANK SECURITIES INC.

Nothing contained in this letter or in the enclosed documents shall render you or any other person the agent of the Company, the Dealer Manager, the Depositary, the Information Agent or any affiliate of any of them or authorize you or any other person to give any information or use any document or make any statement on behalf of any of them with respect to the Offer other than the enclosed documents and the statements contained therein.

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